As filed with the Securities and Exchange Commission on February 4, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$4,858,491.00	$450.38

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $450.32	Filing Party: Priority Income Fund, Inc.
	Form or Registration No.: Schedule TO	Date Filed: December 10, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☒ Check the box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 2
SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 10, 2021, as amended by Amendment No. 1 ("Amendment No. 1") thereto, filed with the Commission on January 31, 2022 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to $4,857,783 worth of its issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents the number of Shares it can repurchase with the cash that has been retained by the Company during the quarter ended September 30, 2021 as a result of issuing shares through its distribution reinvestment plan to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”), and expired at 4:00 p.m., Eastern Time, on January 21, 2022.

In Amendment No. 1, the Company reported a total of 1,058,449 Shares were validly tendered and not withdrawn pursuant to the Offer, and the Company purchased 382,795 Shares of which 4,288 Shares were first purchased from beneficial holders of less than 100 Shares and the remainder were purchased on a pro rata basis from the requests for repurchase received by the Company that were validly tendered and not withdrawn at a price equal to $12.69 per Share for an aggregate purchase price of approximately $4,857,668.

However, due to an administrative error in connection with processing the shares tendered for repurchase, 154 shares (the “Additional Shares”) that were validly tendered were not reported to the Company for repurchase. The Company and its transfer agent subsequently arranged for the pro-rata repurchase of the Additional Shares in accordance with the terms of the Offer.

Consequently, the Company now files this Amendment No. 2 to report that as of the date hereof and in accordance with the terms of the Offer (apart from the term limiting the aggregate repurchase amount in the Offer to $4,857,783), the Company has repurchased a total of 382,851 Shares in connection with the Offer, of which 4,344 Shares were first purchased from beneficial holders of less than 100 Shares, and the remainder of the Shares, including 56 of the Additional Shares, were purchased on a pro-rata basis from the requests for repurchase received by the Company that were validly tendered and not withdrawn, at a price equal to $12.69 per Share (the Company’s net asset value per Share as of January 21, 2022), for an aggregate purchase price of approximately $708.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President